SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*

                           TPI Enterprises, Inc.
                             (Name of Issuer)

                  Common Stock, Par Value $0.01 per Share
                      (Title of Class of Securities)

                                 872623103
                              (Cusip Number)

                             W. Robert Cotham
                        201 Main Street, Suite 2600
                          Fort Worth, Texas 76102
                              (817) 390-8400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 9, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,894,120 shares, which constitutes approximately 9.2% of the total number of shares outstanding. All ownership percentages assume that there are 20,661,822 shares outstanding, which is the number reported on the Issuer's most recent 10-Q.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 125,728 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 125,728 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     125,728

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /
13.  Percent of Class Represented by Amount in Row (11): 0.6%

14.  Type of Reporting Person: 00 - Trust

- ------------

(1)  Power is exercised through its sole trustee, Perry R. Bass.

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 125,728 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 125,728 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     125,728 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.6%


14.  Type of Reporting Person: IN

- ------------

(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     125,728 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.6%


14.  Type of Reporting Person: IN

- ------------

(1)  Solely in her capacity as one of two trustors of The Bass Management
     Trust.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b)/ X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 125,727
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 125,727
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     125,727

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.6%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     The Airlie Group L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,589,703 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,589,703 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,589,703

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 7.7%


14.  Type of Reporting Person: PN

- ------------

(1)  Power is exercised through its sole general partner, EBD L.P.

1.   Name of Reporting Person:

     EBD L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,589,703 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,589,703 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,589,703 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 7.7%


14.  Type of Reporting Person: PN

- ------------

(1)  Solely in its capacity as the sole general partner of The Airlie Group
     L.P.

1.   Name of Reporting Person:

     Dort A. Cameron III

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,589,703 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,589,703 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,589,703 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 7.7%


14.  Type of Reporting Person: IN

- ------------

(1) Solely in his capacity as one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P.

1.   Name of Reporting Person:

     TMT-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,589,703 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,589,703 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,589,703 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 7.7%


14.  Type of Reporting Person: CO

- ------------

(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 1,589,703 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 1,589,703 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,589,703 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 7.7%


14.  Type of Reporting Person: IN

- ------------

(1) Solely in his capacity as President and sole shareholder of TMT-FW, Inc., which is one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P.

1.   Name of Reporting Person:

     John L. Marion, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):



6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 7,500
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 7,500
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     7,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11):<0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Douglas K. Bratton

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /
3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 7,834 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  5,500 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 7,834 (1)
Person
With
               10.  Shared Dispositive Power: 5,500 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     13,334 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

- ------------

(1) Solely in his capacity as the sole general partner of TPI Investors, L.P. with respect to 6,834 of the shares of the Stock.
(2)  With respect to 5,500 shares, owned in joint tenancy with his wife, Anne
     M. Bratton, who shares voting and dispositive power over such shares.

1.   Name of Reporting Person:

     Anne Marie Bratton

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 500 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  5,500 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 500 (1)
Person
With
               10.  Shared Dispositive Power: 5,500 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     6,000 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

- ------------

(1) Solely in her capacity as the sole trustee of a trust for the benefit of her minor son with respect to 500 shares.
(2) With respect to 5,500 shares, owned in joint tenancy with her husband, Douglas K. Bratton, who shares voting and dispositive power over such shares.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  31,628 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  31,628 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     31,628

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: 00 - Trust

- ------------

(1)  Power is exercised through its trustee, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  31,628 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  31,628 (1)
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     31,628 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 0.2%


14.  Type of Reporting Person: IN

- ------------

(1) Solely in his capacity as a trustee of Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.   Name of Reporting Person:

     TPI Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Contributions from partners

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  6,834 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  6,834 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     6,834

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: PN

- ------------

(1)  Power is exercised through its sole general partner, Douglas K. Bratton.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 12, 1992, as amended by Amendment No. 1 dated November 16, 1992, Amendment No. 2 dated February 4, 1993, Amendment No. 3 dated February 18, 1993, Amendment No. 4 dated March 4, 1993, Amendment No. 5 dated March 12, 1993, and Amendment No. 6 dated March 19, 1993 (collectively, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of TPI Enterprises, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing restates in its entirety the Reporting Persons' (as hereinafter defined) Schedule 13D with respect to TPI Enterprises, Inc.

Item 1.   Security and Issuer.

     Item 1 hereby is restated in its entirety to read as follows:

     This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of TPI Enterprises, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 50 North Front Street, Suite 600, Memphis, TN 38173.

Item 2.   Identity and Background.

     Item 2 hereby is amended and restated in its entirety to read as follows:

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Bass Management Trust ("BMT"), Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Lee
M. Bass ("LMB"), The Airlie Group L.P., a Delaware limited partnership ("TAG"), EBD L.P., a Delaware limited partnership ("EBD"), Dort A. Cameron, III ("DAC"), TMT-FW, Inc., a Texas corporation ("TMT-FW"), Thomas M. Taylor ("TMT"), John L. Marion, Jr. ("JLM"), Douglas K. Bratton ("DKB"), Anne M. Bratton ("AMB"), Sid
R. Bass Management Trust ("SRBMT"), Sid R. Bass ("SRB") and TPI Investors, L.P., a Texas limited partnership ("TPII"). BMT, PRB, NLB, LMB, TAG, EBD, DAC, TMT-FW, TMT, JLM, DKB, AMB, SRBMT, SRB and TPII are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. PRB is one of the Trustors and the sole Trustee of BMT.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal business of which is ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     LMB

     LMB's principal occupation or employment is serving as President of Lee M. Bass, Inc. ("LMB, Inc."). LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     TAG

     TAG is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TAG, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to EBD, the sole general partner of TAG, is set forth below.

     EBD

     EBD is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TAG. The principal business address of EBD, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DAC and TMT-FW, the general partners of EBD, is set forth below.

     DAC

     DAC's principal occupation or employment is serving as one of two general partners of EBD. DAC's business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830.

     TMT-FW

     TMT-FW is a Texas corporation, the principal business of which is serving as one of two general partners of EBD. The principal business address of TMT-FW, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TMT-FW are as follows:

                     RESIDENCE OR            PRINCIPAL OCCUPATION
     NAME           BUSINESS ADDRESS            OR EMPLOYMENT

Thomas M. Taylor    201 Main Street          President of Thomas
                      Suite 3200               M. Taylor & Co.
                    Fort Worth, Texas 76102    ("Taylor & Co.")

W. R. Cotham        201 Main Street          Vice President/
                      Suite 2600               Controller of
                    Fort Worth, Texas 76102    BEPCO

     Taylor & Co. is a Texas corporation, the principal business of which is the rendering of investment consulting services to third parties. The principal business address of Taylor & Co., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     TMT

     See answers above.

     JLM

     JLM's principal occupation or employment is serving as an executive of Taylor & Co. JLM's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     DKB

     DKB's principal occupation or employment is serving as an executive of Taylor & Co. DKB's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     AMB

     AMB's residence address is 47 Valley Ridge Road, Fort Worth, Texas 76107, and she is not presently employed.

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Trustees of SRBMT is set forth below.

                     RESIDENCE OR            PRINCIPAL OCCUPATION
     NAME           BUSINESS ADDRESS            OR EMPLOYMENT

Perry R. Bass       See answer above.        See answer above.

Lee M. Bass         See answer above.        See answer above.

Sid R. Bass         201 Main Street          President of Sid R.
                      Suite 3200               Bass, Inc.
                    Fort Worth, Texas 76102    ("SRB, Inc.")

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     TPII

     TPII is a Texas limited partnership, the principal business of which is the ownership of securities of the Issuer. The principal address of TPII is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Douglas K. Bratton, the sole general partner of TPII, is set forth above.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 hereby is amended in its entirety to read as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as set forth below.

    Reporting Person      Source of Funds  Amount of Funds

    BMT             Trust Funds (1)        $ 1,009,658.51

    PRB             Not Applicable         Not Applicable

    NLB             Not Applicable         Not Applicable

    LMB             Personal Funds (2)     $ 1,009,648.52

    TAG             Working Capital (3)    $15,401,566.81


    EBD             Not Applicable         Not Applicable

    DAC             Not Applicable         Not Applicable

    TMT-FW          Not Applicable         Not Applicable

    TMT             Not Applicable         Not Applicable

    JLM             Personal Funds (2)     $    48,879.85

    DKB/AMB, JT     Personal Funds (2)     $    37,675.00

    DKB             Personal Funds (2)     $     7,000.00

    AMB (4)         Trust Funds (1)        $     3,087.50

    SRBMT           Trust Funds (1)        $   316,009.66

    SRB             Not Applicable         Not Applicable

    TPII            Contributions from     $    68,281.78
                      Partners

         (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

         (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

         (3) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

         (4) In her capacity as the sole trustee of a trust for the benefit of her minor son.

Item 4.  Purpose of Transaction.

         Item 4 hereby is amended in its entirety to read as follows:

         The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

         Paragraphs (a) - (c) of this Item 5 hereby are amended in their entireties to read as follows:

         (a)

         BMT

         The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 125,728, which constitutes approximately 0.6% of the outstanding shares of the Stock.

         PRB

         Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 125,728 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

         NLB

         Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 125,728 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

         LMB

         The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 125,727, which constitutes approximately 0.6% of the outstanding shares of the Stock.

         TAG

         The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,589,703, which constitutes approximately 7.7% of the outstanding shares of the Stock.

         EBD

         Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,589,703 shares of the Stock, which constitutes approximately 7.7% of the outstanding shares of the Stock.

         DAC

         Because of his position as one of two general partners of EBD, the sole general partner of TAG, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,589,703 shares of the Stock, which constitutes approximately 7.7% of the outstanding shares of the Stock.

         TMT-FW

         Because of its position as one of two general partners of EBD, the sole general partner of TAG, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,589,703 shares of the Stock, which constitutes approximately 7.7% of the outstanding shares of the Stock.

         TMT

        Because of his position as the President and sole shareholder of TMT-FW, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,589,703 shares of the Stock, which constitutes approximately 7.7% of the outstanding shares of the Stock.

         JLM

         The aggregate number of shares of the Stock that JLM owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,500, which constitutes less than 0.1% of the outstanding shares of the Stock.

         DKB

         The aggregate number of shares of the Stock that DKB owns beneficially as a joint tenant with AMB, pursuant to Rule 13d-3 of the Act, is 5,500. Because of his position as the sole general partner of TPII and because of his beneficial ownership of 1,000 shares of the Stock, DKB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 7,834 shares of the Stock, which, together with the 5,500 shares he owns as a joint tenant with AMB, constitutes less than 0.1% of the outstanding shares of the Stock.

         AMB

         The aggregate number of shares of the Stock that AMB owns beneficially as a joint tenant with DKB, pursuant to Rule 13d-3 of the Act, is 5,500.
Because of her position as the sole trustee of a trust for the benefit of her minor son, AMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 500 shares of the Stock, which, together with the 5,500 shares she owns as a joint tenant with DKB, constitutes less than 0.1% of the outstanding shares of the Stock.

         SRBMT

         The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 31,628, which constitutes approximately 0.2% of the outstanding shares of the Stock.

         SRB

        Because of his position as a trustee of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 31,628 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

         TPII

        The aggregate number of shares of the Stock that TPII owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,834, which constitutes less than 0.1% of the outstanding shares of the Stock.

         To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         BMT

         Acting through its trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 125,728 shares of the Stock.

         PRB

         In his capacity as sole trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 125,728 shares of the Stock.

         NLB

         NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

         LMB

         LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 125,727 shares of the Stock.

         TAG

         Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,589,703 shares of the Stock.

         EBD

        As the sole general partner of TAG, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,589,703 shares of the Stock.

         DAC

        As one of two general partners of EBD, which is the sole general partner of TAG, DAC has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,589,703 shares of the Stock.

         TMT-FW

        As one of two general partners of EBD, which is the sole general partner of TAG, TMT-FW has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,589,703 shares of the Stock.

         TMT

         As the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, which is the sole general partner of TAG, TMT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,589,703 shares of the Stock.

         JLM

         JLM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,500 shares of the Stock.

         DKB

         As joint tenant with AMB, DKB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,500 shares of the Stock.
In his capacity as the sole general partner of TPII, DKB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,834 shares of the Stock. DKB also has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 1,000 shares of the Stock owned by him individually.

         AMB

         As joint tenant with DKB, AMB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,500 shares of the Stock. In her capacity as the sole trustee of a trust for the benefit of her minor son, AMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500 shares of the Stock.

         SRBMT

        SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 31,628 shares of the Stock.

         SRB

        In his capacity as a trustee of SRBMT, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 31,628 shares of the Stock.

         (c)

        On September 9, 1996, the Issuer sold substantially all of its assets to Shoney's, Inc. ("Shoney's"). In connection with such transaction, Shoney's assumed the Issuer's obligations under the Issuer's 8.25% convertible subordinated notes due July 15, 2002 and under its Non-Employee Director Stock Option Plan. In addition, the Issuer redeemed in full its 5% convertible senior subordinated debentures due April 15, 2003 (the "Debentures"). Certain of the Reporting Persons previously held warrants to purchase shares of the Stock (the "Warrants"), and in connection with such transaction, such Reporting Persons agreed to the cancellation of the Warrants without the payment of any consideration.

         (d)

         Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
                    Securities of the Issuer.

         Item 6 is hereby restated in its entirety as follows:

         Except as set forth herein or in the Exhibits field or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.  Material to be filed as Exhibits.

         Item 7 is hereby restated in its entirety as follows:

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

         Exhibit B -- Power of Attorney for Geoffrey P. Raynor, previously filed with the Schedule 13D.

        Exhibit C -- Power of Attorney for John L. Marion, Jr., previously filed with the Schedule 13D.

       Exhibit D -- Power of Attorney for Anne M. Bratton, previously filed with the Schedule 13D.

         Exhibit E -- Letter Agreement between The Airlie Group L.P. and TPI Enterprises, Inc. dated February 4, 1993, previously filed with the Schedule 13D.

         Exhibit F -- Letter Agreement between The Airlie Group L.P. and TPI Enterprises, Inc. dated February 17, 1993, previously filed with the Schedule 13D.

         Exhibit G -- Letter Agreement between The Airlie Group L.P. and TPI Enterprises, Inc. dated March 3, 1993, previously filed with the Schedule 13D.

         Exhibit H -- Letter Agreement between The Airlie Group L.P. and TPI Enterprises, Inc. dated March 12, 1993, previously filed with the Schedule 13D.

        Exhibit I -- Power of Attorney for TPI Investors, L.P., previously filed with the Schedule 13D.

         Exhibit J -- Stock Purchase Agreement dated as of March 19, 1993, among the Issuer and the Purchasers named therein, previously filed with the Schedule 13D.

       Exhibit K -- Warrant Purchase Agreement dated as of March 19, 1993, among the Issuer and the Purchasers named therein, previously filed with the Schedule 13D.

         Exhibit L -- Debenture Purchase Agreement dated as of March 19, 1993, among the Issuer and the Purchasers named therein, previously filed with the
Schedule 13D.

        Exhibit M -- Side Agreement dated as of March 19, 1993, among the Issuer and the Purchasers named therein, previously filed with the Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: September 23, 1996


                                            /s/ W. R. Cotham
                                           W. R. Cotham,
                                           Attorney-in-Fact for:

                                               THE BASS MANAGEMENT TRUST (1)
                                               PERRY R. BASS (2)
                                               NANCY L. BASS (3)
                                               LEE M. BASS (4)
                                               DORT A. CAMERON III (5)
                                               THOMAS A. TAYLOR (6)
                                               JOHN L. MARION, JR. (7)
                                               DOUGLAS K. BRATTON (8)
                                               ANNE M. BRATTON (9)
                                               TPI INVESTORS, L.P. (10)

                                           THE AIRLIE GROUP L.P.,
                                           a Delaware limited partnership

                                           By: EBD L.P., a Delaware
                                               limited partnership,
                                               General Partner

                                           By: TMT-FW, INC., a Texas
                                               corporation, General Partner


                                           By:  /s/ W. R. Cotham
                                               W. R. Cotham,
                                               Vice President

                                           EBD L.P.,
                                           a Delaware limited partnership

                                           By: TMT-FW, INC., a Texas
                                               corporation, General Partner


                                           By:  /s/ W. R. Cotham
                                               W. R. Cotham,
                                               Vice President

                                           TMT-FW, INC.,
                                           a Texas corporation


                                           By:  /s/ W. R. Cotham
                                               W. R. Cotham,
                                               Vice President

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of John L. Marion, Jr. previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Douglas K. Bratton previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne M. Bratton previously has been filed with the Securities and Exchange Commission.

(10) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of TPI Investors, L.P. previously has been filed with the Securities and Exchange Commission.

                               Exhibit Index

Exhibit             Description
- -------             -----------
99.1                Agreement pursuant to
                    Rule 13d-1(f)(1)(iii),
                    filed herewith.

B                   Power of Attorney for
                    Geoffrey P. Raynor,
                    previously filed with the
                    Schedule 13D.

C                   Power of Attorney for
                    John L. Marion, Jr.,
                    previously filed with the
                    Schedule 13D.

D                   Power of Attorney for
                    Anne M. Bratton,
                    previously filed with the
                    Schedule 13D.

E                   Letter Agreement between
                    The Airlie Group L.P. and
                    TPI Enterprises, Inc.
                    dated February 4, 1993,
                    previously filed with the
                    Schedule 13D.

F                   Letter Agreement between
                    The Airlie Group L.P. and
                    TPI Enterprises, Inc.
                    dated February 17, 1993,
                    previously filed with the
                    Schedule 13D.

G                   Letter Agreement between
                    The Airlie Group L.P. and
                    TPI Enterprises, Inc.
                    dated March 3, 1993,
                    previously filed with the
                    Schedule 13D.

H                   Letter Agreement between
                    The Airlie Group L.P. and
                    TPI Enterprises, Inc.
                    dated March 12, 1993,
                    previously filed with the
                    Schedule 13D.

I                   Power of Attorney for TPI
                    Investors, L.P.,
                    previously filed with the
                    Schedule 13D.

J                   Stock Purchase Agreement
                    dated as of March 19,
                    1993, among the Issuer
                    and the Purchasers named
                    therein, previously filed
                    with the Schedule 13D.

K                   Warrant Purchase
                    Agreement dated as of
                    March 19, 1993, among the
                    Issuer and the Purchasers
                    named therein, previously
                    filed with the Schedule
                    13D.

L                   Debenture Purchase
                    Agreement dated as of
                    March 19, 1993, among the
                    Issuer and the Purchasers
                    named therein, previously
                    filed with the Schedule
                    13D.

M                   Side Agreement dated as
                    of March 19, 1993, among
                    the Issuer and the
                    Purchasers named therein,
                    previously filed with the
                    Schedule 13D.